SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. Seven)*

MPLX LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

55336V100
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is   filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover  page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55336V100	13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON
Tortoise Capital Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒ (See Instructions)
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
559,771

	6	SHARED VOTING POWER
20,579,794 (see Item 4)

	7	SOLE DISPOSITIVE POWER
559,771

	8	SHARED DISPOSITIVE POWER
23,676,309 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,236,080 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.6% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

MPLX LP

Item 1(b).	Address of Issuer's Principal Executive Offices:

200 E. Hardin Street, Findlay, Ohio 45840

Item 2(a).	Name of Person Filing:

This 13G is being filed by Tortoise Capital Advisors, L.L.C., a Delaware limited liability company (“TCA”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address is 11550 Ash Street, Suite 300, Leawood, Kansas 66211.

Item 2(c).	Citizenship:

TCA is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Units Representing Limited Partner Interests

Item 2(e).	CUSIP Number:

55336V100

Item 3.	The Reporting Person is:

TCA is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) .

Item 4.	Ownership.

TCA acts as an investment adviser to certain investment companies registered under the Investment Company Act of 1940. TCA, by virtue of investment advisory agreements with these investment companies, has all investment and voting power over securities owned of record by these investment companies. However, despite their delegation of investment and voting power to TCA, these investment companies may be deemed to be the beneficial owners under Rule 13d-3 of the Act, of the securities they own of record because they have the right to acquire investment and voting power through termination of their investment advisory agreement with TCA. Thus, TCA has reported that it shares voting power and dispositive power over the securities owned of record by these investment companies.TCA also acts as an investment adviser to certain managed accounts. Under contractual agreements with these managed account clients, TCA, with respect to the securities held in these client accounts, has investment and voting power with respect to certain  of  these  client  accounts,  and  has  investment  power  but  no  voting  power  with  respect  to  certain  other  of  these  client  accounts. TCA has reported that it shares voting and/or investment power over the securities held by these client managed accounts despite a delegation of voting and/or investment power to TCA because the clients have the right to acquire investment and voting power through termination of their agreements with TCA. TCA may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 of the Act that are held by its clients.

Page 4 of 5 Pages

(a) Amount beneficially owned:		24,236,080

(b) Percent of class:		5.6%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	559,771

(ii)	Shared power to vote or direct the vote:	20,579,794

(iii)	Sole power to dispose or to direct the disposition of:	559,771

(iv)	Shared power to dispose or to direct the disposition of:	23,676,309

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

TCA’s clients have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.The interest of any one such person does not exceed 5% of the class of securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TORTOISE CAPITAL ADVISORS, L.L.C.

Dated: February 12, 2018	By:	/s/ Diane Bono
By: Diane Bono
Title: Managing Director and Chief Compliance Officer